THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this Circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Shipping Container Lines Company Limited, you [redacted] together with the attached form of proxy and reply slip to the pu k, stockbroker or other agent through whom the sale or transfer w purchaser or transferee.

The Stock Ex es no responsibility for the contents of this Circular, makes no rep completeness and expressly disclaims any liability whatsoever f m or in reliance upon the whole or any part of the contents of this Circular.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

ADOPTION OF THE H SHARE SHARE APPRECIATION RIGHTS SCHEME AND IMPLEMENTATION METHODS, APPROVAL OF THE SUPPLEMENTAL SERVICE AGREEMENTS FOR NON-EXECUTIVE DIRECTORS, CHANGE IN THE USE OF LISTING PROCEEDS, AND CHANGES IN DIRECTORS AND SUPERVISORS

A letter from the board of Directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") is set out on pages 3 to 8 of this Circular. A notice convening the Special General Meeting of the Company to be held at 2:00 p.m. on 12 October 2005 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China is set out on pages 12 to 16 of this Circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 22 September 2005.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and for the holder of domestic shares of the Company, please return the above documents to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

26 August 2005

CONTENTS

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreements"	the supplemental service agreements to be entered into between the Company and the non-executive Directors
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company
"Committee"	the management committee for the Rights to be set up by the Directors
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	22 August 2005, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular
"Listing"	the listing of the Company's H shares on the Main Board of the Stock Exchange, which commenced on 16 June 2004
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lock-up Period"	the period of two years after the date on which the relevant Right was granted
"Methods"	the methods for the implementation of the Scheme
"Notice"	the notice to convene the Special General Meeting
"PRC"	the People's Republic of China
"Prospectus"	the prospectus of the Company dated 4 June 2004
"Register of Members"	the register of members of the Company

DEFINITIONS

"Rights"	the H share share appreciation rights to be granted under the Scheme
"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"Scheme"	the H share share appreciation rights scheme proposed to be adopted by the Company
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC
"Shareholders"	the shareholders of the Company
"Special General Meeting"	the special general meeting of the Shareholders to be held at 2:00 p.m. on 12 October 2005 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	the supervisors of the Company

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited[*]

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Directors:
Mr. Li Kelin
Mr. Jia Hongxiang
Mr. Huang Xiaowen
Mr. Zhao Hongzhou
Mr. Li Shaode[+]
Mr. Zhang Jianhua[+]
Mr. Wang Daxiong[+]
Mr. Zhang Guofa[+]
Mr. Yan Mingyi[+]
Mr. Hu Hanxiang[++]
Mr. Gu Nianzu[++]
Mr. Wang Zongxi[++]
Mr. Lam Siu Wai, Steven[++]

\+ *non-executive Directors*

++ *independent non-executive Directors*

Legal address and principal place of business in the PRC:
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
the People's Republic of China

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

26 August 2005

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with information regarding proposals to adopt and/or approve the Scheme, the Methods, the Agreements, the change in the use of listing proceeds, the changes in Directors and Supervisors and to set out the Notice.

I. ADOPTION OF THE SCHEME AND THE METHODS

The Directors propose that the Shareholders approve and adopt the Scheme for the Directors (other than independent non-executive Directors), the Supervisors (other than independent Supervisors), the senior executives of the Company, the head of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries, together with the Methods, at the forthcoming Special General Meeting. A summary of the principal terms of the Scheme and the Methods are set out in Appendix I and II hereto, respectively.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

The persons who are granted the Rights are entitled to receive cash payments from the Company if the market price of the Company's H share as determined in accordance with the provisions of the Methods appreciates above the exercise price of the Rights, subject to the terms and conditions of the Scheme. The cost of the Scheme will be charged to the profit and loss account of the Company as an expense item. The Rights form part of the remuneration payable to the eligible grantees for their services. Unlike share options, no new shares in the Company will be issued upon the exercise of Rights. Therefore, the exercise of Rights will not have any dilution effect on the Company's shareholding structure and the Scheme does not fall within the ambit of, nor is it subject to, Chapter 17 of the Listing Rules.

The maximum number of units of Rights which may be issued under the Scheme throughout the entire term of the Scheme correspond to 120,600,000 shares of the Company, i.e. 2% of the Company's total issued share capital as at the Latest Practicable Date. Rights will be granted in units with each unit corresponding to one H share of the Company.

The Scheme has been approved by the SASAC on 21 April 2005. The SASAC requires that the Shareholders approve the Scheme before it becomes effective and therefore the Directors have issued the Notice for the Shareholders to consider the adoption and approval of the Scheme and the Methods. Except for the Shareholders' approval, the Scheme is not subject to any other condition precedent.

Any amendment to the Scheme or the Methods is subject to Shareholders' approval. Any amendment to the Scheme or the Methods would not require approval from the SASAC, unless such amendment involves any change which goes beyond what was initially approved by the SASAC, in which case SASAC approval shall be required.

The Directors consider the adoption of the Scheme and the Methods is in the best interests of the Company because it enables the grantees to participate in the prosperity of the Company and provides an incentive for them to contribute further to the success of the Company both in the near future and in the long term.

II. APPROVAL OF THE AGREEMENTS

The Company intends to enter into the Agreements with each of the non-executive Directors. Currently, under the relevant provision of the service agreements between the Company and the Directors (other than the non-executive Directors) and the Supervisors, they may be granted share appreciation rights as part of their respective remuneration, if the Company adopts a share appreciation rights scheme and subject to the terms of such a scheme. However, there is no such provision in the service agreements for the non-executive Directors. In order for the Company to grant Rights to the non-executive Directors under the Scheme, their service agreements have to be amended by the Agreements. In accordance with sub-paragraph 2 of Article 8.2 of the articles of association of the Company, remuneration-related matters regarding the Directors shall be determined by the Shareholders. Hence, the entering into of the Agreements requires approval from the Shareholders. The Directors therefore propose that the Shareholders consider and, if thought fit, approve the Agreements at the Special General Meeting.

The Directors also consider the approval and entering into of the Agreements is in the best interests of the Company because the non-executive Directors will also contribute to the success of the Company and therefore should also be entitled to be granted Rights under the Scheme.

III. CHANGE IN THE USE OF PROCEEDS

Reference is made to the sections headed "USE OF PROCEEDS" appearing on page 235 of the Prospectus.

The Company has raised net proceeds from its Listing of about HK$6.7 billion (equivalent to approximately RMB7,191.2 million). As disclosed in the announcement of the Company dated 30 December 2004, the Company's original plan to make a capital contribution into Shanghai Puhai out of its Listing proceeds was changed from the amount of RMB500 million as described in the Prospectus to RMB200 million and the remainder of RMB300 million would be used for vessel and container acquisition. Save as disclosed above, the Listing proceeds have been used as originally planned and as set out in the following table:–

Use of proceeds	As disclosed in the Prospectus and the announcement of the Company dated 30 December 2004	Amount (and percentage) used as at 30 June 2005
Vessel acquisition	About RMB2,800 million	About RMB2,795 million (99.8%)
Container acquisition	About RMB500 million	0 (0%)
Capital injection into Shanghai Puhai	About RMB200 million	About RMB99.9 million (49.99%)
Loan repayment	About RMB3,000 million	About RMB2,998 million (99.92%)
General working capital	RMB691.2 million	RMB664.7 million (96.17%)

The Company's original plan to apply about RMB500 million out of its Listing proceeds for acquiring containers as described in the Prospectus has now been changed. The Company intends to use foreign currency loans, instead of part of the Listing proceeds, to finance the acquisition of containers, in order to acquire such containers at a lower price. The Listing proceeds of about RMB500 million will instead be used for the acquisition of vessels. As a result of the above change, the Company will have a total of about RMB3,300 million out of its Listing proceeds for acquiring vessels to further strengthen its fleet. The above change in the use of Listing proceeds is subject to Shareholders' approval at the Special General Meeting.

IV. CHANGES IN DIRECTORS AND SUPERVISORS

(a) Resignation and nomination of Director

Due to Mr. Yan Mingyi's new job arrangement, Mr. Yan Mingyi has tendered his resignation as a Director with effect from the conclusion of the Special General Meeting.

The Board and Mr. Yan Mingyi confirm that (i) there has been no dispute between Mr. Yan Mingyi, the Board or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation. The Board would like to take this opportunity to express its thanks to Mr. Yan Mingyi for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Xu Hui in place of Mr. Yan Mingyi for appointment as a non-executive Director at the Special General Meeting. The official appointment of Mr. Xu Hui is subject to approval by the Shareholders at the Special General Meeting. The appointment of Mr. Xu Hui will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007. The annual remuneration of Mr. Xu Hui will be decided by the Board after his appointment becomes effective and will be determined based on the level of remuneration of other non-executive Directors, and the experience and qualification of Mr. Xu Hui.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Xu Hui are set out in note (k) of the attached Notice. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Directors become effective.

(b) Resignation and nomination of Supervisor

Due to Mr. Zhang Rongbiao's new job arrangement, Mr. Zhang Rongbiao has tendered his resignation as a Supervisor with effect from the conclusion of the Special General Meeting.

The Board and Mr. Zhang Rongbiao confirm that (i) there has been no dispute between Mr. Zhang Rongbiao, the supervisory committee or the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation. The Board would like to take this opportunity to express its thanks to Mr. Zhang Rongbiao for his valuable contribution to the Company during his tenure of service.

The Board further announces that China Shipping proposed to nominate Mr. Tu Shiming for appointment as a Supervisor in place of Mr. Zhang Rongbiao. The official appointment of Mr. Tu Shiming is subject to approval by the Shareholders at the Special General Meeting. The appointment of Mr. Tu Shiming will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment and to expire upon the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007. The annual remuneration of Mr. Tu Shiming will be decided by the Board after his appointment becomes effective and will be determined based on the level of remuneration of other Supervisors, and the experience and qualification of Mr. Tu Shiming.

The particulars required to be disclosed under Rule 13.51(2) of the Listing Rules for Mr. Tu Shiming are set out in note (l) of the attached Notice. A further announcement will be made by the Company as soon as reasonably practicable when the above changes in Supervisors become effective.

V. GENERAL INFORMATION

The Notice convening the Special General Meeting to be held at 2:00 p.m. on 12 October 2005 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC is set out on pages 12 to 16 of this Circular.

There is enclosed in this Circular a proxy form for use at the Special General Meeting. Whether or not you are able to attend the Special General Meeting, you are requested to complete, sign and return the enclosed proxy form for the Special General Meeting in accordance with the instructions printed thereon.

For holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

For the holder of domestic shares of the Company, the form of proxy together with any documents of authority must be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

Holders of domestic shares or H shares of the Company, who intend to attend the Special General Meeting, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than 22 September 2005.

Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to the Articles of Association of the Company, for the purpose of holding the Special General Meeting, the Register of Members will be closed from 12 September 2005 to 12 October 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on 12 September 2005 are entitled to attend and vote at the Special General Meeting.

In order to attend the Special General Meeting, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 9 September 2005.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 August 2005

The following is a summary of the principal terms of the Scheme:

1. TERM

The term of the Scheme shall be 10 years from the date of approval of the Scheme by the Shareholders.

2. ELIGIBLE GRANTEES

The eligible grantees under the Scheme are the Directors (other than independent non-executive Directors), the Supervisors of the Company (other than independent Supervisors), the senior executives of the Company, the head of department of each of the operational and management departments of the Company and the general managers and deputy general managers of the Company's subsidiaries.

The grant of Rights to eligible grantees is determined at the discretion of the Committee based on the rank and position of each eligible grantee.

3. THE GRANTING OF RIGHTS

There will be an initial grant of 30,150,000 units of Rights on the date of approval of the Scheme by the Shareholders.

Two further grants of Rights shall be made on 1 July 2007 and 1 July 2009 respectively, whereby an aggregate of 45,225,000 units of Rights are intended to be granted on each date.

4. THE MANAGEMENT COMMITTEE FOR THE RIGHTS

The Directors shall set up the Committee. The Committee shall also set up a working group in charge of the registration and management of the Rights.

The main responsibilities of the Committee and the working group include the following:

(1) To formulate the implementation methods under the Scheme. (Please refer to Appendix II for a summary of the principal terms of the Methods).

(2) To set up the register of grantees to record details regarding the grant or exercise of the Rights and other information on the Rights.

(3) To deal with specific matters regarding the grant of Rights in accordance with the resolutions passed by the Shareholders and the Directors, respectively.

(4) To calculate the number of units of Rights exercisable by each grantee in each year according to the relevant provisions of the Scheme and to be responsible for making the necessary notifications and reminders.

(5) To assist grantees, when they exercise their Rights, to be in compliance with the relevant provisions of the Scheme.

The following is a summary of the principal terms of the Methods:

1. THE EXERCISE PRICE

The exercise price of each unit of the Rights shall be equal to the average closing price of the H shares of the Company on the Stock Exchange during the period from 1 January to 30 June in the year in which such Rights are granted.

2. VESTING AND EXERCISE PERIOD

The grantees cannot exercise their Rights during the Lock-up Period. 30% of their Rights will vest on the expiration of the Lock-up Period, an additional 30% will vest one year after the expiration of the Lock-up Period and the remaining 40% will vest two years after the expiration of the Lock-up Period. A grantee can exercise his vested Rights at any time before the expiration of the 10 years term of the Scheme.

3. THE EXERCISE OF THE RIGHTS

Upon exercise of the Rights, the grantee will receive cash payment in Renminbi, subject to any withholding tax, equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H shares above the exercise price of the Rights. The market price of the Company's H shares at the time of exercise of the Rights shall be the average closing price of the Company's H shares on the Stock Exchange for the 4 trading days before the date of exercise and on the date of exercise.

4. ADJUSTMENT OF THE EXERCISE PRICE

If the shareholding structure of the Company changes due to an issue of bonus shares, a sub-division of shares, a consolidation of shares or a repurchase of shares, the Committee shall adjust the exercise price of the Rights according to the following formula:

(a) Issue of bonus shares

Exercise price (after adjustment) = exercise price (before adjustment) x original total issued share capital (before the bonus issue) ÷ (original total issued share capital + shares issued under the bonus issue)

(b) Sub-division of shares

Exercise price (after adjustment) = exercise price (before adjustment) ÷ sub-division multiple

(c) Consolidation of shares

Exercise price (after adjustment) = exercise price (before adjustment) x consolidation multiple

(d) Repurchase of shares

Exercise price (after adjustment) = exercise price (before adjustment) x original total issued share capital ÷ (original total issued share capital – shares repurchased)

5. LAPSE OR CANCELLATION OF, OR IMPOSITION OF RESTRICTIONS ON, THE RIGHTS

The Rights shall lapse or the Committee may decide to cancel or impose restrictions on the Rights in certain circumstances, including but not limited to the merger of the Company with another entity, the delisting of the H shares of the Company, the dismissal or resignation of the grantee and the grantee committing a criminal offence.

6. EVALUATION

After each exercise of the Rights, a grantee has to deposit the cash payment he receives into his designated bank account. Not less than 20% of the cash payment (the "Reserved Payment") has to be reserved in the account and can only be withdrawn after the grantee passes the evaluation upon expiry of his term of service with the Company and its subsidiaries. If the grantee does not pass the evaluation, the Company shall have the right to get back the Reserved Payment.

7. PROHIBITION ON TRANSFER

The transfer of the Rights is prohibited, except that the legal successor of a grantee shall acquire the vested Rights as a result of the death of the grantee.

8. THE COMMITTEE

All members of the Committee shall be appointed by the board of Directors and the Committee shall comprise two non-executive Directors, one independent non-executive Director and two Supervisors. The Committee shall meet at least once each year.

9. TAXATION

The grantees shall pay the relevant taxes under PRC law and Hong Kong law in connection with the cash payments they receive upon exercise of their Rights.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of China Shipping Container Lines Company Limited (the "Company") will be held at 2:00 p.m. on 12 October 2005 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and approve the change in the use of listing proceeds as described in the circular to shareholders issued by the Company on 26 August 2005;

2. to consider and approve the appointment of Mr. Xu Hui as a non-executive director of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;

3. to consider and approve the appointment of Mr. Tu Shiming as a supervisor of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;

4. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

   "THAT:

   (a) the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme (the "Methods") (copies of the Scheme and the Methods have been produced to this Meeting marked A and B respectively and each has been initialed by the Chairman for the purpose of identification) be and are hereby approved, adopted and confirmed;

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

(b) the granting of share appreciation rights under the Scheme and the Methods be and is hereby approved and confirmed; and

(c) all matters contemplated under the Scheme and the Methods be and are hereby approved and confirmed."

5. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

"**THAT** subject to the passing of ordinary resolution number 4 set out in the notice convening the Special General Meeting at which this resolution is proposed, the supplemental service agreements to be entered into between the Company and each of its non-executive directors (the "Agreements") (copies of the draft Agreements have been produced to this Meeting marked C and initialed by the Chairman for the purpose of identification) be and are hereby approved and confirmed and any one director of the Company (other than the non-executive directors) be and is hereby authorized to:

(a) make such amendments to the Agreements which in his opinion may be necessary, desirable or expedient;

(b) sign the Agreements for and on behalf of the Company; and

(c) do all such further acts and things, execute all such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the Agreements."

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 August 2005

NOTICE OF SPECIAL GENERAL MEETING

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares of the Company, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) For holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(f) The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (c) to (d) also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the Special General Meeting, the Register of Members will be closed from 12 September 2005 to 12 October 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on 12 September 2005 are entitled to attend and vote at the Special General Meeting.

In order to attend the Special General Meeting, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 9 September 2005.

(j) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(k) Mr. Xu Hui (徐輝), aged 43, is currently the general manager and party secretary of Shanghai Shipping (Group) Company ("SSGC"), a subsidiary of China Shipping (Group) Company ("CSGC"), the controlling shareholder of the Company. Mr. Xu graduated from the Jimei University in 1982, majoring in ship management. He began his career in the shipping industry in 1982. Between December 1990 and January 1996, Mr. Xu held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company, a subsidiary of CSGC. Between January 1996 and December 1996, Mr. Xu held the posts of assistant of general manager and guidance chief engineer of Shanghai Shipping Oil Transportation Company, a subsidiary of CSGC. Between December 1996 and October 1997, Mr. Xu held the post of deputy chief of the technical department of Shanghai Haixing Shipping Company (now known as China Shipping Development Company Limited ("CSDC"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CSGC). Between October 1997 and January 1998, Mr. Xu held the post of chief of the technical department of SSGC. Between January 1998 and June 2002, Mr. Xu held the post of deputy general manager of both SSGC and China Shipping Development Oil Tanker Company, a subsidiary of CSDC. Between June 2002 and March 2005, Mr. Xu held the post of deputy general manager of SSGC.

In addition, Mr. Xu currently holds positions in the following subsidiaries of CSGC:

(1) Director –

China Shipping International Ship Management Co., Ltd.
China Shipping Group Logistics Co., Ltd.
China Shipping Agency Co., Ltd.
China Shipping Passenger Liner Co., Ltd.
China Shipping Industry Co., Ltd.
China Shipping Group Gas investment Co., Ltd.

(2) Supervisor –

China Shipping Development Co., Ltd.

Save as disclosed above, Mr. Xu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). The appointment of Mr. Xu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Xu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective and will be determined based on the level of remuneration of other non-executive Directors, and the experience and qualification of Mr. Xu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders regarding his appointment.

(l) Mr. Tu Shiming (屠士明), aged 43, is currently the deputy head of the compliance department of CSGC. Mr. Tu graduated from the Shanghai University of Finance & Economics in 1983, majoring in accounting. He began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu held the post of the unit head of the finance unit of CSDC. Between December 1997 and March 2005, Mr. Tu held the posts of officer, deputy head and head of the audit division of the compliance department of CSGC in succession.

In addition, Mr. Tu currently holds positions in the following companies:

(1) Supervisor of subsidiaries of CSGC –

China Shipping (North America) Holding Co., Ltd.
China Shipping (Europe) Holding Co., Ltd.
China Shipping (Singapore) Holding Co., Ltd.
China Shipping (Hongkong) Holding Co., Ltd.
China Shipping Investment Co., Ltd.
China Shipping Industry Co., Ltd.

(2) Supervisor of subsidiaries of the Company –

Shanghai Puhai Shipping Co., Ltd.
China Shipping Container Lines Co., Ltd. Shanghai Company
China Shipping Container Lines Co., Ltd. Guangzhou Company
China Shipping Container Lines Co., Ltd. Dalian Company
China Shipping Container Lines Co., Ltd. Qingdao Company
China Shipping Container Lines Co., Ltd. Tianjin Company
China Shipping Container Lines Co., Ltd. Shenzhen Company
China Shipping Container Lines Co., Ltd. Hainan Company
China Shipping Container Lines Co., Ltd. Xiamen Company

Save as disclosed above, Mr. Tu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Tu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Tu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becomes effective and will be determined based on the level of remuneration of other Supervisors, and the experience and qualification of Mr. Tu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholder regarding his appointment.

(m) Change in use of proceeds

The Company's original plan to apply about RMB500 million out of the proceeds of the listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Listing") for acquiring containers as described in its prospectus dated 4 June 2004 has now been changed. The Company intends to use foreign currency loans, instead of part of the Listing proceeds, to finance the acquisition of containers, in order to acquire such containers at a lower price.

The Listing proceeds of about RMB500 million will instead be used for the acquisition of vessels. As a result of the above change, the Company will have a total of about RMB3,300 million out of its Listing proceeds for acquiring vessels to further strengthen its fleet.

The board of directors of the Company as at the date of this notice comprises Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.